UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Genesis Group Holdings, Inc.

(Name of issuer)

Common stock, par value $0.0001 per share

(Title of class of securities)

(CUSIP number)

December 28, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.

(1)	Names of reporting persons UTA Capital LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 27,937,140 (1)
(6) Shared voting power —
(7) Sole dispositive power 27,937,140 (1)
(8) Shared dispositive power —
(9)	Aggregate amount beneficially owned by each reporting person 27,937,140 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 17.15%
(12)	Type of reporting person (see instructions) OO (limited liability company)

(1) Under a Note and Warrant Purchase Agreement dated August 6, 2010 (such agreement, together with a promissory note issued in connection therewith, the “Purchase Documents”), UTA Capital LLC was issued a 5 year warrant, exercisable at any time prior to the date that is the later of (i) five years from the date the issuer is current in all of its SEC reporting obligations and (ii) 8/6/2015, to purchase up to 20,952,381 shares of the Issuer’s common stock (subject to certain adjustments for dilutive issuances) initially estimated to represent approximately 16% of the Issuer’s fully-diluted common stock (the “Warrant”). Pursuant to a series of modifications of the Purchase Documents: (i) the Warrant was amended, effective as of 12/28/2011 to account for certain dilutive issuances, such that the Warrant is currently exercisable for 25,515,250 shares of the Issuer’s common stock at an exercise price of $0.02 per share, representing approximately 16% of the Issuer’s fully-diluted common stock; and (ii) UTA Capital LLC was to be issued (A) 1,282,084 shares of the Issuer’s common stock effective as of 2/14/2011, (B) 500,000 additional shares of the Issuer’s common stock effective as of 2/25/2011, (C) 292,439 additional shares of the Issuer’s common stock effective as of 6/25/2011 and (D) 347,367 additional shares of the Issuer’s common stock effective as of 12/31/2011. This Schedule 13G/A is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

SCHEDULE 13G

CUSIP No.

(1)	Names of reporting persons YZT Management LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization New Jersey
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 27,937,140 (1)
(7) Sole dispositive power —
(8) Shared dispositive power 27,937,140 (1)
(9)	Aggregate amount beneficially owned by each reporting person 27,937,140 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 17.15%
(12)	Type of reporting person (see instructions) OO (limited liability company)

(1) Under a Note and Warrant Purchase Agreement dated August 6, 2010 (such agreement, together with a promissory note issued in connection therewith, the “Purchase Documents”), UTA Capital LLC was issued a 5 year warrant, exercisable at any time prior to the date that is the later of (i) five years from the date the issuer is current in all of its SEC reporting obligations and (ii) 8/6/2015, to purchase up to 20,952,381 shares of the Issuer’s common stock (subject to certain adjustments for dilutive issuances) initially estimated to represent approximately 16% of the Issuer’s fully-diluted common stock (the “Warrant”). Pursuant to a series of modifications of the Purchase Documents: (i) the Warrant was amended, effective as of 12/28/2011 to account for certain dilutive issuances, such that the Warrant is currently exercisable for 25,515,250 shares of the Issuer’s common stock at an exercise price of $0.02 per share, representing approximately 16% of the Issuer’s fully-diluted common stock; and (ii) UTA Capital LLC was to be issued (A) 1,282,084 shares of the Issuer’s common stock effective as of 2/14/2011, (B) 500,000 additional shares of the Issuer’s common stock effective as of 2/25/2011, (C) 292,439 additional shares of the Issuer’s common stock effective as of 6/25/2011 and (D) 347,367 additional shares of the Issuer’s common stock effective as of 12/31/2011. This Schedule 13G/A is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

SCHEDULE 13G

CUSIP No.

(1)	Names of reporting persons Alleghany Capital Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power —
(6) Shared voting power 27,937,140 (1)
(7) Sole dispositive power —
(8) Shared dispositive power 27,937,140 (1)
(9)	Aggregate amount beneficially owned by each reporting person 27,937,140 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 17.15%
(12)	Type of reporting person (see instructions) CO

(1) Under a Note and Warrant Purchase Agreement dated August 6, 2010 (such agreement, together with a promissory note issued in connection therewith, the “Purchase Documents”), UTA Capital LLC was issued a 5 year warrant, exercisable at any time prior to the date that is the later of (i) five years from the date the issuer is current in all of its SEC reporting obligations and (ii) 8/6/2015, to purchase up to 20,952,381 shares of the Issuer’s common stock (subject to certain adjustments for dilutive issuances) initially estimated to represent approximately 16% of the Issuer’s fully-diluted common stock (the “Warrant”). Pursuant to a series of modifications of the Purchase Documents: (i) the Warrant was amended, effective as of 12/28/2011 to account for certain dilutive issuances, such that the Warrant is currently exercisable for 25,515,250 shares of the Issuer’s common stock at an exercise price of $0.02 per share, representing approximately 16% of the Issuer’s fully-diluted common stock; and (ii) UTA Capital LLC was to be issued (A) 1,282,084 shares of the Issuer’s common stock effective as of 2/14/2011, (B) 500,000 additional shares of the Issuer’s common stock effective as of 2/25/2011, (C) 292,439 additional shares of the Issuer’s common stock effective as of 6/25/2011 and (D) 347,367 additional shares of the Issuer’s common stock effective as of 12/31/2011. This Schedule 13G/A is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

SCHEDULE 13G

CUSIP No.

(1)	Names of reporting persons Alleghany Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power —
(6) Shared voting power 27,937,140 (1)
(7) Sole dispositive power —
(8) Shared dispositive power 27,937,140 (1)
(9)	Aggregate amount beneficially owned by each reporting person 27,937,140 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 17.15%
(12)	Type of reporting person (see instructions) CO

(1) Under a Note and Warrant Purchase Agreement dated August 6, 2010 (such agreement, together with a promissory note issued in connection therewith, the “Purchase Documents”), UTA Capital LLC was issued a 5 year warrant, exercisable at any time prior to the date that is the later of (i) five years from the date the issuer is current in all of its SEC reporting obligations and (ii) 8/6/2015, to purchase up to 20,952,381 shares of the Issuer’s common stock (subject to certain adjustments for dilutive issuances) initially estimated to represent approximately 16% of the Issuer’s fully-diluted common stock (the “Warrant”). Pursuant to a series of modifications of the Purchase Documents: (i) the Warrant was amended, effective as of 12/28/2011 to account for certain dilutive issuances, such that the Warrant is currently exercisable for 25,515,250 shares of the Issuer’s common stock at an exercise price of $0.02 per share, representing approximately 16% of the Issuer’s fully-diluted common stock; and (ii) UTA Capital LLC was to be issued (A) 1,282,084 shares of the Issuer’s common stock effective as of 2/14/2011, (B) 500,000 additional shares of the Issuer’s common stock effective as of 2/25/2011, (C) 292,439 additional shares of the Issuer’s common stock effective as of 6/25/2011 and (D) 347,367 additional shares of the Issuer’s common stock effective as of 12/31/2011. This Schedule 13G/A is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

SCHEDULE 13G

CUSIP No.

(1)	Names of reporting persons Udi Toledano
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power —
(6) Shared voting power 27,937,140 (1)
(7) Sole dispositive power —
(8) Shared dispositive power 27,937,140 (1)
(9)	Aggregate amount beneficially owned by each reporting person 27,937,140 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 17.15%
(12)	Type of reporting person (see instructions) IN

(1) Under a Note and Warrant Purchase Agreement dated August 6, 2010 (such agreement, together with a promissory note issued in connection therewith, the “Purchase Documents”), UTA Capital LLC was issued a 5 year warrant, exercisable at any time prior to the date that is the later of (i) five years from the date the issuer is current in all of its SEC reporting obligations and (ii) 8/6/2015, to purchase up to 20,952,381 shares of the Issuer’s common stock (subject to certain adjustments for dilutive issuances) initially estimated to represent approximately 16% of the Issuer’s fully-diluted common stock (the “Warrant”). Pursuant to a series of modifications of the Purchase Documents: (i) the Warrant was amended, effective as of 12/28/2011 to account for certain dilutive issuances, such that the Warrant is currently exercisable for 25,515,250 shares of the Issuer’s common stock at an exercise price of $0.02 per share, representing approximately 16% of the Issuer’s fully-diluted common stock; and (ii) UTA Capital LLC was to be issued (A) 1,282,084 shares of the Issuer’s common stock effective as of 2/14/2011, (B) 500,000 additional shares of the Issuer’s common stock effective as of 2/25/2011, (C) 292,439 additional shares of the Issuer’s common stock effective as of 6/25/2011 and (D) 347,367 additional shares of the Issuer’s common stock effective as of 12/31/2011. This Schedule 13G/A is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

Item 1(a).	Name of Issuer:

Genesis Group Holdings, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2500 N. Military Trail, Suite 275, Boca Raton, FL 33431

Item 2(a).	Name of Persons Filing:

UTA Capital LLC

YZT Management LLC

Alleghany Capital Corporation

Alleghany Corporation

Udi Toledano

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal office of each of UTA Capital LLC, YZT Management LLC and Udi Toledano is located at 100 Executive Drive, Suite 330, West Orange, NJ 07052

The principal office of each of Alleghany Capital Corporation and Alleghany Corporation is located at 7 Times Square Tower, New York, New York 10036

Item 2(c).	Citizenship:

UTA Capital LLC is a Delaware limited liability company

YZT Management LLC is a New Jersey limited liability company

Alleghany Capital Corporation is a Delaware corporation

Alleghany Corporation is a Delaware corporation

Udi Toledano is a citizen of the United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

N/A

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

Up to 27,937,140 shares of the Issuer’s common stock, subject to certain adjustments*

(b)	Percent of class: Approximately 17.15% of the Issuer’s fully-diluted common equity*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

(ii)	Shared power to vote or direct the vote: 27,937,140*

(iii)	Sole power to dispose or direct the disposition of:

(iv)	Shared power to dispose or direct the disposition of: Up to 27,937,140*

*	Under a Note and Warrant Purchase Agreement dated August 6, 2010 (such agreement, together with a promissory note issued in connection therewith, the “Purchase Documents”), UTA Capital LLC was issued a 5 year warrant, exercisable at any time prior to the date that is the later of (i) five years from the date the issuer is current in all of its SEC reporting obligations and (ii) 8/6/2015, to purchase up to 20,952,381 shares of the Issuer’s common stock (subject to certain adjustments for dilutive issuances) initially estimated to represent approximately 16% of the Issuer’s fully-diluted common stock (the “Warrant”). Pursuant to a series of modifications of the Purchase Documents: (i) the Warrant was amended, effective as of 12/28/2011 to account for certain dilutive issuances, such that the Warrant is currently exercisable for 25,515,250 shares of the Issuer’s common stock at an exercise price of $0.02 per share, representing approximately 16% of the Issuer’s fully-diluted common stock; and (ii) UTA Capital LLC was to be issued (A) 1,282,084 shares of the Issuer’s common stock effective as of 2/14/2011, (B) 500,000 additional shares of the Issuer’s common stock effective as of 2/25/2011, (C) 292,439 additional shares of the Issuer’s common stock effective as of 6/25/2011 and (D) 347,367 additional shares of the Issuer’s common stock effective as of 12/31/2011. This Schedule 13G/A is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

UTA Capital LLC

	By:		YZT Management LLC,
Date: February 13, 2012			its managing member

		By:	/s/ Udi Toledano
Udi Toledano
its managing member

YZT Management LLC

	By:		/s/ Udi Toledano
Udi Toledano
its managing member

Alleghany Capital Corporation

	By:		/s/Peter R. Sismondo
Peter R. Sismondo
Vice President and Treasurer

Alleghany Corporation

	By:		/s/Peter R. Sismondo
Peter R. Sismondo
Vice President

/s/ Udi Toledano
Udi Toledano

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of February 13, 2012.